UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 39)*

AutoNation, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

05329W102

(CUSIP Number)

Janice V. Sharry, Esq.

Haynes and Boone, LLP

2323 Victory Avenue, Suite 700

Dallas, Texas 75219

(214) 651-5000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 4, 2013

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 05329W102

1.	Names of Reporting Persons. ESL Partners, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 13,153,514
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 13,153,514
	10.	Shared Dispositive Power 15,853,721
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 29,007,235
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 23.9% (1)
14.	Type of Reporting Person (See Instructions) PN

(1)	Based upon 121,339,527 shares of common stock outstanding as of July 15, 2013, as disclosed in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2013 that was filed by the Issuer with the Securities and Exchange Commission on July 18, 2013.

CUSIP No. 05329W102

1.	Names of Reporting Persons. SPE II Partners, LP
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 1,676,382
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 1,676,382
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,676,382
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 1.4% (1)
14.	Type of Reporting Person (See Instructions) PN

(1)	Based upon 121,339,527 shares of common stock outstanding as of July 15, 2013, as disclosed in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2013 that was filed by the Issuer with the Securities and Exchange Commission on July 18, 2013.

CUSIP No. 05329W102

1.	Names of Reporting Persons. SPE Master II, LP
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 2,155,922
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 2,155,922
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,155,922
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 1.8% (1)
14.	Type of Reporting Person (See Instructions) PN

(1)	Based upon 121,339,527 shares of common stock outstanding as of July 15, 2013, as disclosed in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2013 that was filed by the Issuer with the Securities and Exchange Commission on July 18, 2013.

CUSIP No. 05329W102

1.	Names of Reporting Persons. RBS Partners, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 16,985,818
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 16,985,818
	10.	Shared Dispositive Power 15,853,721
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 32,839,539
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 27.1% (1)
14.	Type of Reporting Person (See Instructions) PN

(1)	Based upon 121,339,527 shares of common stock outstanding as of July 15, 2013, as disclosed in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2013 that was filed by the Issuer with the Securities and Exchange Commission on July 18, 2013.

CUSIP No. 05329W102

1.	Names of Reporting Persons. ESL Institutional Partners, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 5,867
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 5,867
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,867
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0.0% (1)
14.	Type of Reporting Person (See Instructions) PN

(1)	Based upon 121,339,527 shares of common stock outstanding as of July 15, 2013, as disclosed in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2013 that was filed by the Issuer with the Securities and Exchange Commission on July 18, 2013.

CUSIP No. 05329W102

1.	Names of Reporting Persons. RBS Investment Management, L.L.C.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 5,867
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 5,867
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,867
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0.0% (1)
14.	Type of Reporting Person (See Instructions) OO

(1)	Based upon 121,339,527 shares of common stock outstanding as of July 15, 2013, as disclosed in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2013 that was filed by the Issuer with the Securities and Exchange Commission on July 18, 2013.

CUSIP No. 05329W102

1.	Names of Reporting Persons. CBL Partners, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 2,667,695
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 2,667,695
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,667,695
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 2.2% (1)
14.	Type of Reporting Person (See Instructions) PN

(1)	Based upon 121,339,527 shares of common stock outstanding as of July 15, 2013, as disclosed in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2013 that was filed by the Issuer with the Securities and Exchange Commission on July 18, 2013.

CUSIP No. 05329W102

1.	Names of Reporting Persons. ESL Investments, Inc.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 19,659,380
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 19,659,380
	10.	Shared Dispositive Power 15,853,721
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 35,513,101
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 29.3% (1)
14.	Type of Reporting Person (See Instructions) CO

(1)	Based upon 121,339,527 shares of common stock outstanding as of July 15, 2013, as disclosed in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2013 that was filed by the Issuer with the Securities and Exchange Commission on July 18, 2013.

CUSIP No. 05329W102

1.	Names of Reporting Persons. Edward S. Lampert
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 35,513,101
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 19,659,380
	10.	Shared Dispositive Power 15,853,721
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 35,513,101
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 29.3% (1)
14.	Type of Reporting Person (See Instructions) IN

(1)	Based upon 121,339,527 shares of common stock outstanding as of July 15, 2013, as disclosed in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2013 that was filed by the Issuer with the Securities and Exchange Commission on July 18, 2013.

This Amendment No. 39 to Schedule 13D (this “Amendment”) relates to shares of common stock, par value $0.01 per share (the “Shares”), of AutoNation, Inc., a Delaware corporation (the “Issuer”). This Amendment amends the Schedule 13D, as previously amended, filed with the Securities and Exchange Commission by ESL Partners, L.P., a Delaware limited partnership (“ESL”), SPE II Partners, LP, a Delaware limited partnership (“SPE II”), SPE Master II, LP, a Delaware limited partnership (“SPE Master II”), RBS Partners, L.P., a Delaware limited partnership (“RBS”), ESL Institutional Partners, L.P., a Delaware limited partnership (“Institutional”), RBS Investment Management, L.L.C., a Delaware limited liability company (“RBSIM”), CBL Partners, L.P., a Delaware limited partnership (“CBL”), ESL Investments, Inc., a Delaware corporation (“Investments”), and Edward S. Lampert, a United States citizen, by furnishing the information set forth below. Except as otherwise specified in this Amendment, all previous Items are unchanged. Capitalized terms used herein which are not defined herein have the meanings given to them in the Schedule 13D, as previously amended, filed with the Securities and Exchange Commission.

The Filing Persons are filing this Amendment to report recent open market sales of Shares by SPE II, SPE Master II, Institutional, CBL and Mr. Lampert.

Item 5. Interest in Securities of the Issuer.

Item 5 is hereby amended and restated in its entirety as follows:

“(a)-(b) Each Filing Person declares that neither the filing of this statement nor anything herein shall be construed as an admission that such person is, for the purposes of Section 13(d) or 13(g) of the Act or any other purpose, the beneficial owner of any securities covered by this statement.

Each Filing Person may be deemed to be a member of a group with respect to the Issuer or securities of the Issuer for the purposes of Section 13(d) or 13(g) of the Act. Each Filing Person declares that neither the filing of this statement nor anything herein shall be construed as an admission that such person is, for the purposes of Section 13(d) or 13(g) of the Act or any other purpose, (i) acting (or has agreed or is agreeing to act) with any other person as a partnership, limited partnership, syndicate, or other group for the purpose of acquiring, holding, or disposing of securities of the Issuer or otherwise with respect to the Issuer or any securities of the Issuer or (ii) a member of any syndicate or group with respect to the Issuer or any securities of the Issuer.

As of September 6, 2013, the Filing Persons may be deemed to beneficially own the Shares set forth in the table below.

FILING PERSON	NUMBER OF SHARES BENEFICIALLY OWNED	PERCENTAGE OF OUTSTANDING SHARES	SOLE VOTING POWER	SHARED VOTING POWER	SOLE DISPOSITIVE POWER	SHARED DISPOSITIVE POWER
ESL Partners, L.P.	29,007,235 (1)	23.9%	13,153,514	0	13,153,514	15,853,721 (1)
SPE II Partners, LP	1,676,382	1.4%	1,676,382	0	1,676,382	0
SPE Master II, LP	2,155,922	1.8%	2,155,922	0	2,155,922	0
RBS Partners, L.P.	32,839,539 (1)(2)	27.1%	16,985,818 (2)	0	16,985,818 (2)	15,853,721 (1)
ESL Institutional Partners, L.P.	5,867	0.0%	5,867	0	5,867	0
RBS Investment Management, L.L.C.	5,867 (3)	0.0%	5,867 (3)	0	5,867 (3)	0
CBL Partners, L.P.	2,667,695	2.2%	2,667,695	0	2,667,695	0
ESL Investments, Inc.	35,513,101 (1)(4)	29.3%	19,659,380 (4)	0	19,659,380 (4)	15,853,721 (1)
Edward S. Lampert	35,513,101 (1)(5)	29.3%	35,513,101 (1)(5)	0	19,659,380 (5)	15,853,721 (1)

(1)	This number includes 15,853,721 Shares held by Mr. Lampert. ESL has entered into a Lock-Up Agreement with Mr. Lampert that restricts the purchase and sale of securities owned by Mr. Lampert. Pursuant to the Lock-Up Agreement, ESL may be deemed to have shared dispositive power over, and to indirectly beneficially own, securities owned by Mr. Lampert. RBS, Investments and Mr. Lampert may also be deemed to have shared dispositive power over, and to indirectly beneficially own, such securities.
(2)	This number includes 13,153,514 Shares held by ESL, 1,676,382 Shares held by SPE II and 2,155,922 Shares held by SPE Master II. RBS is the general partner of, and may be deemed to indirectly beneficially own securities owned by, ESL, SPE II and SPE Master II.
(3)	This number includes 5,867 Shares held by Institutional. RBSIM is the general partner of, and may be deemed to indirectly beneficially own securities owned by, Institutional.
(4)	This number includes 13,153,514 Shares held by ESL, 1,676,382 Shares held by SPE II, 2,155,922 Shares held by SPE Master II, 5,867 Shares held by Institutional and 2,667,695 Shares held by CBL. Investments is the general partner of, and may be deemed to indirectly beneficially own securities owned by, RBS and CBL. Investments is the manager of, and may be deemed to indirectly beneficially own securities owned by, RBSIM.
(5)	This number includes 13,153,514 Shares held by ESL, 1,676,382 Shares held by SPE II, 2,155,922 Shares held by SPE Master II, 5,867 Shares held by Institutional, and 2,667,695 Shares held by CBL. Mr. Lampert is the Chairman, Chief Executive Officer and Director of, and may be deemed to indirectly beneficially own securities owned by, Investments.

(c) Other than as set forth on Annex B hereto, there have been no transactions in the class of securities reported on that were effected by the Filing Persons during the past sixty days or since the most recent filing of Schedule 13D, whichever is less.

(d) Not applicable.

(e) Not applicable.”

Item 7. Material to be Filed as Exhibits.

Item 7 is hereby amended and restated in its entirety as follows:

“The following exhibits are filed as exhibits hereto:

Exhibit	Description of Exhibit

99.1	Tender Offer Letter Agreement, dated March 6, 2006, from ESL Investments, Inc. to AutoNation, Inc. (incorporated by reference to Exhibit 2 to the Amendment to Schedule 13D filed on March 7, 2006).

99.3	Letter Agreement, dated as of January 28, 2009, by and among AutoNation, Inc., American Honda Motor Co., Inc. and ESL Investments, Inc. (on behalf of itself and its affiliates) (incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K filed by AutoNation Inc. with the Securities and Exchange Commission on January 29, 2009).

99.4	Letter Agreement, dated as of January 28, 2009, by and between AutoNation, Inc. and ESL Investments, Inc. (on behalf of itself and its affiliates) (incorporated by reference to Exhibit 10.3 to the Current Report on Form 8-K filed by AutoNation Inc. with the Securities and Exchange Commission on January 29, 2009).

99.6	Letter Agreement, dated June 2, 2010, by and between ESL Partners, L.P. and Edward S. Lampert (incorporated by reference to Exhibit 7 to the Amendment to Schedule 13D filed on June 2, 2010).

99.9	Joint Filing Agreement (incorporated by reference to Exhibit 99.9 to the Amendment to Schedule 13D filed on February 21, 2013).”

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: September 6, 2013	ESL PARTNERS, L.P.

By: RBS Partners, L.P., as its general partner

By: ESL Investments, Inc., as its general partner

	By:	/s/ Edward S. Lampert
	Name:	Edward S. Lampert
	Title:	Chief Executive Officer

SPE II PARTNERS, LP

By: RBS Partners, L.P., as its general partner

By: ESL Investments, Inc., as its general partner

	By:	/s/ Edward S. Lampert
	Name:	Edward S. Lampert
	Title:	Chief Executive Officer

SPE MASTER II, LP

By: RBS Partners, L.P., as its general partner

By: ESL Investments, Inc., as its general partner

	By:	/s/ Edward S. Lampert
	Name:	Edward S. Lampert
	Title:	Chief Executive Officer

RBS PARTNERS, L.P.

By: ESL Investments, Inc., as its general partner

	By:	/s/ Edward S. Lampert
	Name:	Edward S. Lampert
	Title:	Chief Executive Officer

ESL INSTITUTIONAL PARTNERS, L.P.

By: RBS Investment Management, L.L.C., as its general partner

By: ESL Investments, Inc., as its manager

	By:	/s/ Edward S. Lampert
	Name:	Edward S. Lampert
	Title:	Chief Executive Officer

RBS INVESTMENT MANAGEMENT, L.L.C.

By: ESL Investments, Inc., as its manager

By:	/s/ Edward S. Lampert
Name:	Edward S. Lampert
Title:	Chief Executive Officer

CBL PARTNERS, L.P.

By: ESL Investments, Inc., as its general partner

By:	/s/ Edward S. Lampert
Name:	Edward S. Lampert
Title:	Chief Executive Officer

ESL INVESTMENTS, INC.

By:	/s/ Edward S. Lampert
Name:	Edward S. Lampert
Title:	Chief Executive Officer

EDWARD S. LAMPERT

By:	/s/ Edward S. Lampert

EXHIBIT INDEX

Exhibit	Description of Exhibit

99.1	Tender Offer Letter Agreement, dated March 6, 2006, from ESL Investments, Inc. to AutoNation, Inc. (incorporated by reference to Exhibit 2 to the Amendment to Schedule 13D filed on March 7, 2006).

99.3	Letter Agreement, dated as of January 28, 2009, by and among AutoNation, Inc., American Honda Motor Co., Inc. and ESL Investments, Inc. (on behalf of itself and its affiliates) (incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K filed by AutoNation Inc. with the Securities and Exchange Commission on January 29, 2009).

99.4	Letter Agreement, dated as of January 28, 2009, by and between AutoNation, Inc. and ESL Investments, Inc. (on behalf of itself and its affiliates) (incorporated by reference to Exhibit 10.3 to the Current Report on Form 8-K filed by AutoNation Inc. with the Securities and Exchange Commission on January 29, 2009).

99.6	Letter Agreement, dated June 2, 2010, by and between ESL Partners, L.P. and Edward S. Lampert (incorporated by reference to Exhibit 7 to the Amendment to Schedule 13D filed on June 2, 2010).

99.9	Joint Filing Agreement (incorporated by reference to Exhibit 99.9 to the Amendment to Schedule 13D filed on February 21, 2013).

ANNEX B

RECENT TRANSACTIONS BY THE FILING PERSONS IN THE SECURITIES OF AUTONATION, INC.

Entity	Date of Transaction	Description of Transaction	Shares Disposed	Price Per Share
Edward S. Lampert	08/08/2013	Open Market Sales	181,689	$49.01(1)
SPE Master II, LP	08/08/2013	Open Market Sales	13,504	$49.01(1)
SPE II Partners, LP	08/08/2013	Open Market Sales	10,500	$49.01(1)
CBL Partners, L.P.	08/08/2013	Open Market Sales	16,709	$49.01(1)
ESL Institutional Partners, L.P.	08/08/2013	Open Market Sales	37	$49.01(1)
Edward S. Lampert	08/09/2013	Open Market Sales	223,044	$48.52(2)
SPE Master II, LP	08/09/2013	Open Market Sales	16,577	$48.52(2)
SPE II Partners, LP	08/09/2013	Open Market Sales	12,890	$48.52(2)
CBL Partners, L.P.	08/09/2013	Open Market Sales	20,512	$48.52(2)
ESL Institutional Partners, L.P.	08/09/2013	Open Market Sales	45	$48.52(2)
Edward S. Lampert	08/12/2013	Open Market Sales	29,538	$48.11(3)
SPE Master II, LP	08/12/2013	Open Market Sales	2,195	$48.11(3)
SPE II Partners, LP	08/12/2013	Open Market Sales	1,707	$48.11(3)
CBL Partners, L.P.	08/12/2013	Open Market Sales	2,717	$48.11(3)
ESL Institutional Partners, L.P.	08/12/2013	Open Market Sales	6	$48.11(3)
Edward S. Lampert	08/13/2013	Open Market Sales	37,851	$48.19(4)
SPE Master II, LP	08/13/2013	Open Market Sales	2,813	$48.19(4)
SPE II Partners, LP	08/13/2013	Open Market Sales	2,188	$48.19(4)
CBL Partners, L.P.	08/13/2013	Open Market Sales	3,481	$48.19(4)
ESL Institutional Partners, L.P.	08/13/2013	Open Market Sales	8	$48.19(4)
Edward S. Lampert	08/14/2013	Open Market Sales	129,736	$48.05(5)
SPE Master II, LP	08/14/2013	Open Market Sales	9,642	$48.05(5)
SPE II Partners, LP	08/14/2013	Open Market Sales	7,498	$48.05(5)
CBL Partners, L.P.	08/14/2013	Open Market Sales	11,931	$48.05(5)

ESL Institutional Partners, L.P.	08/14/2013	Open Market Sales	26	$48.05(5)
Edward S. Lampert	08/30/2013	Open Market Sales	32,958	$47.04(6)
SPE Master II, LP	08/30/2013	Open Market Sales	2,450	$47.04(6)
SPE II Partners, LP	08/30/2013	Open Market Sales	1,905	$47.04(6)
CBL Partners, L.P.	08/30/2013	Open Market Sales	3,031	$47.04(6)
ESL Institutional Partners, L.P.	08/30/2013	Open Market Sales	7	$47.04(6)
Edward S. Lampert	09/03/2013	Open Market Sales	244,191	$47.25(7)
SPE Master II, LP	09/03/2013	Open Market Sales	18,149	$47.25(7)
SPE II Partners, LP	09/03/2013	Open Market Sales	14,112	$47.25(7)
CBL Partners, L.P.	09/03/2013	Open Market Sales	22,457	$47.25(7)
ESL Institutional Partners, L.P.	09/03/2013	Open Market Sales	49	$47.25(7)
Edward S. Lampert	09/04/2013	Open Market Sales	646,732	$47.48(8)
SPE Master II, LP	09/04/2013	Open Market Sales	48,067	$47.48(8)
SPE II Partners, LP	09/04/2013	Open Market Sales	37,376	$47.48(8)
CBL Partners, L.P.	09/04/2013	Open Market Sales	59,478	$47.48(8)
ESL Institutional Partners, L.P.	09/04/2013	Open Market Sales	131	$47.48(8)
Edward S. Lampert	09/05/2013	Open Market Sales	864,201	$48.39(9)
SPE Master II, LP	09/05/2013	Open Market Sales	64,230	$48.39(9)
SPE II Partners, LP	09/05/2013	Open Market Sales	49,944	$48.39(9)
CBL Partners, L.P.	09/05/2013	Open Market Sales	79,477	$48.39(9)
ESL Institutional Partners, L.P.	09/05/2013	Open Market Sales	175	$48.39(9)
Edward S. Lampert	09/06/2013	Open Market Sales	326,722	$48.96(10)
SPE Master II, LP	09/06/2013	Open Market Sales	24,283	$48.96(10)
SPE II Partners, LP	09/06/2013	Open Market Sales	18,882	$48.96(10)
CBL Partners, L.P.	09/06/2013	Open Market Sales	30,047	$48.96(10)
ESL Institutional Partners, L.P.	09/06/2013	Open Market Sales	66	$48.96(10)

(1)	This price represents the approximate weighted average price per Share, of sales that were executed at prices ranging from $49.00 to $49.10 per Share. The Filing Person undertakes to provide, upon request by the Securities and Exchange Commission staff, full information regarding the number of Shares sold at each price.
(2)	This price represents the approximate weighted average price per Share, of sales that were executed at prices ranging from $48.45 to $48.71 per Share. The Filing Person undertakes to provide, upon request by the Securities and Exchange Commission staff, full information regarding the number of Shares sold at each price.
(3)	This price represents the approximate weighted average price per Share, of sales that were executed at prices ranging from $48.00 to $48.42 per Share. The Filing Person undertakes to provide, upon request by the Securities and Exchange Commission staff, full information regarding the number of Shares sold at each price.

(4)	This price represents the approximate weighted average price per Share, of sales that were executed at prices ranging from $48.10 to $48.32 per Share. The Filing Person undertakes to provide, upon request by the Securities and Exchange Commission staff, full information regarding the number of Shares sold at each price.
(5)	This price represents the approximate weighted average price per Share, of sales that were executed at prices ranging from $48.00 to $48.09 per Share. The Filing Person undertakes to provide, upon request by the Securities and Exchange Commission staff, full information regarding the number of Shares sold at each price.
(6)	This price represents the approximate weighted average price per Share, of sales that were executed at prices ranging from $46.80 to $47.11 per Share. The Filing Person undertakes to provide, upon request by the Securities and Exchange Commission staff, full information regarding the number of Shares sold at each price.
(7)	This price represents the approximate weighted average price per Share, of sales that were executed at prices ranging from $47.00 to $47.44 per Share. The Filing Person undertakes to provide, upon request by the Securities and Exchange Commission staff, full information regarding the number of Shares sold at each price.
(8)	This price represents the approximate weighted average price per Share, of sales that were executed at prices ranging from $47.20 to $47.62 per Share. The Filing Person undertakes to provide, upon request by the Securities and Exchange Commission staff, full information regarding the number of Shares sold at each price.
(9)	This price represents the approximate weighted average price per Share, of sales that were executed at prices ranging from $47.85 to $48.71 per Share. The Filing Person undertakes to provide, upon request by the Securities and Exchange Commission staff, full information regarding the number of Shares sold at each price.
(10)	This price represents the approximate weighted average price per Share, of sales that were executed at prices ranging from $48.70 to $49.35 per Share. The Filing Person undertakes to provide, upon request by the Securities and Exchange Commission staff, full information regarding the number of Shares sold at each price.